WLA14237

        Report of Independent Registered Public Accounting Firm


The Board of Directors
Countrywide Bank, N.A.:

We have examined Treasury Bank's, a division of Countrywide Bank, N.A. (the Company), compliance with the servicing criteria set forth in
Item 1122(d) of the Securities and Exchange Commission's Regulation AB for publicly issued residential mortgage backed securities issued on or after January 1, 2006 by PHH Mortgage Capital LLC (PHHMC Mortgage
Pass Through Certificates Series 2006 1, 2006 2, 2006 3, and 2006 4) (the Platform), specifically Item 1122(d)(4)(i) and 1122(d)(4)(ii), for which the Company provides custodial operations of pool assets and related documents on behalf of Citibank, N.A., Trustee, as of and for the year ended December 31, 2006. The Company has determined that no other servicing criteria are applicable to the activities it performs with respect to the Platform. Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset backed transactions and securities that comprise the Platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with 1122(d)(4)(i) applicable to the Company during the year ended
December 31, 2006. With respect to document exception reports described in related certifications required under the related transaction agreements to be delivered to Citibank, N.A., the Trustee, three out of the total of seven document exception reports for the Platform were delivered after the date required under the related transaction agreements.



In our opinion, except for the material noncompliance described above, the Company complied, in all material respects, with the aforementioned servicing criteria as of and for the year ended December 31,2006.


                                /s/ KPMG LLP



Los Angeles, California
February 28, 2007